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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69816

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EFG-HERMES USA, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 VESEY STREET 24TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10281 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KARIM BAGHDADY	(212)-315-1292	kbaghdady@EFG-Hermes.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUMSMITH+BROWN, PC
(Name – if individual, state last, first, and middle name)

1411 BROADWAY, 23RD FLOOR	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, KARIM BAGHDADY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EFG-HERMES USA, INC., as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GINGER STROUD
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ST6172952
Qualified in Richmond County
My Commission Expires 08/20/2023

Notary Public

Signature:

Title:
Managing Partner

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EFG-HERMES USA, INC.

Financial Statement

With

Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2022

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

EFG-HERMES USA, INC.

DECEMBER 31, 2022

Table of Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
EFG-Hermes USA, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EFG-Hermes USA, Inc. (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

March 22, 2023

New York, New York

EFG-HERMES USA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS:		
Cash	$	3,264,777
Due from affiliate		241,409
Deferred tax assets		105,206
Prepaid expenses and other assets		19,414
Security deposit		6,200
Fixed assets, net		4,434
Income tax receivable		21,015
TOTAL ASSETS	$	3,662,455
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	804,485
Due to Parent		33,650
TOTAL LIABILITIES		838,135
STOCKHOLDER'S EQUITY:		
Common stock, $0.001 par value, 10,000 shares authorized, 1,236 shares issued and outstanding		1
Additional paid-in capital		2,563,447
Retained earnings		260,872
TOTAL STOCKHOLDER'S EQUITY		2,824,320
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,662,455

The accompanying notes are an integral part of these financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

EFG-Hermes USA, Inc. (the "Company") was incorporated in Delaware on June 20, 2016. The Company is a registered broker-dealer with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of EFG Hermes Holdings S.A.E. (the "Parent") in Egypt. The Parent is a universal investment bank with a lead position in the Middle East in investment banking, securities brokerage, asset management, private equity and research. The Parent is a public company listed on the Cairo and London stock exchanges.

The Company has authority from FINRA to engage in the following activities: (1) act as a broker to affect primary and secondary market transactions in non-US listed securities primarily in the Middle East, North African ("MENA") and Frontier markets to US institutional investors, whereby transactions would be executed and settled by a non-US broker-dealer affiliate of the Company pursuant to SEC Rule 15a-6(a)(3); and (2) distribute research of a non-US broker-dealer affiliate on non-US securities primarily in the Middle East and North African markets to US institutional investors pursuant to SEC Rule 15-a-6(a)(2).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, is exempt from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under SEC Section (k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

These financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments. As of December 31, 2022, the Company did not have any cash equivalents.

As of December 31, 2022, the Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are 4 years.

Security Deposit

The Parent paid security deposits totaling $6,200 on behalf of the Company for the Company's office lease. The Company renewed the office lease through November 30, 2022 and thus the security deposit remains on the accompanying statement of financial condition.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition

The Company recognizes revenue when its performance obligation is completed, based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Transfer Pricing Agreement

The Company passes all non-U.S. equities orders to an affiliate, Financial Brokerage Group ("FBG") in Egypt for execution. The revenues earned on all of these securities transactions and any income received from third parties for research or execution services are credited to the affiliate in accordance with a transfer pricing agreement between the Company and FBG.

Service Fee Revenue from Affiliate

Under the terms of a written contract (the "Contract"), the Company is entitled to receive cost plus revenue from FBG in an amount equal to 10% of all costs incurred by the Company as payment for all securities transactions and other income received from clients who value the Company's research and execution services. Payment is to be remitted within five calendar days of the beginning of each month for the prior month's applicable expenses. Under the terms of the Contract, the performance obligation is met over time by the Company providing institutional customers, through FBG, (i) access to research on companies whose securities trade on the MENA and Frontier Stock Exchanges and (ii) execution services with respect to such securities. The Contract may be terminated by either party upon prior written notice. This Contract represents the only source of revenue for the Company.

Contract Assets and Liabilities

There are no credit losses on any receivables and there are no contract assets or liabilities as of January 1, 2022 or December 31, 2022. As of January 1, 2022, recievable from FBG was $568,964 for service fee revenue from affiliate. As of December 31, 2022, the amount due from FBG was $241,409, for service fee revenue to affiliate, and it was included in the Due from Affiliate on the statement of financial condition.

Disaggregation of Revenue

All revenues for the year ended December 31, 2022, in the amount of $2,417,444, were derived from service fee revenue from affiliate as shown in the statement of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

NOTE 3 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company effects transactions on behalf of customers on a delivery versus payment basis. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2022, there were no failed trades.

NOTE 4 – FIXED ASSETS

Details of fixed assets are as follows:

Computers and software	$ 35,248
Office equipment	8,056
Subtotal	43,304
Less: Accumulated depreciation	38,870
Total fixed assets, net of accumulated depreciation	$ 4,434

Depreciation expense for the year ended December 31, 2022 was $895.

NOTE 5 – COMMITMENTS AND CONTINGENCIES:

In November 2016, the Company entered into a sublease for office space located in New York City that began on January 1, 2020 and expired November 30, 2022. The Company updated its sublease early and it updated the lease period on Novemeber 1, 2022 with an expiration of October 31, 2023. In addition, the Company subleased an additional office space in the same space from the same lessor, in New York City for the period October 1, 2022 through August 31, 2023.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED):

Rent expense for the year ended December 31, 2022 was $58,001 and is included in rent expense in the statement of operations. The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842. Since the lease contains a relocation clause which is out of the control of the Company, the Company has determined there is no right to control the use of an identified asset and therefore the agreement does not constitute a lease as defined by ASU 842, Leases.

NOTE 6 – OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through a contractually obligated foreign affiliate. These trades are settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company monitors the credit standing of all counterparties with which it conducts business. All open transactions at December 31, 2022 settled with no resultant loss being incurred by the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS:

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Due to Parent

The Parent currently incurred and paid for various services and other operating assistance on behalf of the Company. As of December 31, 2022, the Company owed the Parent $33,650 which is classified as Due to Parent in the accompanying statement of financial condition.

Securities Transactions, Revenues and Due to Affiliate

The Company earned total service fee revenues from FBG, an affiliate, of $2,417,444 as of December 31, 2022. As of December 31, 2022, the Company has $241,409 due from an affiliate, which is included in the statement of financial condition.

Unsettled Trades

The Company had no trades that were not settled timely with the Company's affiliate as of December 31, 2022.

Equity Linked and Cash Incentive Program

The Company participates in an Equity Linked Cash Incentive Program ('ELIP") whereby actual shares of the Parent are granted to certain employees. There are also grants paid in cash in accordance with the respective agreements. Payment is based on a calculation which considers, among other things, the market value per share price of the Parent's stock, with each individual year's grant vesting annually on a straight-line basis. For the year ended December 31, 2022, the Parent contributed its shares valued at $99,922 for employee grants which was recorded as a capital contribution to the Company. The Company recorded compensation expense for these shares granted to employees under this program for the same amount, which is included in employee compensation and benefits in the statement of operations. The cash portion of the ELIP is $652,941 as of December 31, 2022 and is included in accrued expenses and other liabilities on the Statement of Financial Condition.

NOTE 8 – INCOME TAXES:

From inception, September 2016, to December 31, 2022, the Company has a cumulative book to tax difference of $553,257 for federal, New York State and New York City income tax purposes. The Company's net deferred tax assets were $105,206 as of December 31, 2022, primarily as a result of start-up and organizational costs that are deductible over time for income tax purposes, and amortization of start-up costs, partially offset by the deferred tax liabilities related to depreciation of fixed assets.

For the year ended December 31, 2022, the Company's provision for income taxes consisted of current federal, state and city income taxes of approximately $47,509. At December 31, 2022, the Company had an income tax receivable of $21,015 in the accompanying statement of financial condition, which is primarily for federal income taxes.

As of December 31, 2022, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2020, 2021 and 2022 are subject to examination by tax authorities.

NOTE 9 – NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2022, the Company's net capital was $2,447,657 which was $2,197,657 in excess of its minimum requirement of $250,000.

NOTE 10 – EXEMPTION FROM SEC RULE 15C3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i).

NOTE 11 – RISKS & UNCERTAINTIES

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these financial statements. The specific impact on the Company's financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

NOTE 12 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement.The evaluation was performed through March 22, 2023, the date the financial statement was available to be issued. Based upon this review, the Company has determined that there was a capital withdrawal on March 17, 2022, in the amount of $450,000.